Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following press release was issued by Contura Energy, Inc. on May 24, 2018:

FOR IMMEDIATE RELEASE

Contura Announces First Quarter 2018 Results

BRISTOL, Tenn., May 24, 2018 - Contura Energy, Inc., a leading U.S. coal supplier, today reported results for the first quarter ending March 31, 2018.

Highlights include:

•	Net Income from continuing operations of $58 million for the first quarter 2018 compared with $31 million in the same period last year(1)

•	Adjusted EBITDA of $99 million for the quarter compared with $119 million in the same period last year(1)

•	Announced all-stock transaction with ANR, Inc. and Alpha Natural Resources Holdings, Inc. (together, “Alpha”) on April 30, 2018

•	In conjunction with the Alpha transaction closing, Contura expects to list its common shares on the NYSE

(millions, except per share)

	First Quarter 2018(1)	First Quarter 2017(1)
Coal revenues(2)	$402.7	$413.0
Net Income from continuing operations	$58.3	$31.0
Net Income per diluted share	$5.66	$2.89
Adjusted EBITDA(3)	$99.0	$119.4
Operating cash flow(4)	($30.3)	$142.2
Capital expenditures	$19.4	$11.8
Tons of coal sold	3.8	4.3

1.	Excludes discontinued operations.

2.	Excludes the freight and handling portion of coal revenues.
3.	These are non-GAAP financial measures. A reconciliation of Net Income to Adjusted EBITDA is included in tables accompanying the financial schedules. Contura’s Adjusted EBITDA calculation has been modified to add back non-cash stock compensation expense to align with industry peer group methodology.

4.	Includes discontinued operations.

“Despite encountering weather-related transportation delays at the port and by rail, continued strong performance across our organization resulted in another solid quarter for our company,” said Kevin Crutchfield, chief executive officer. “We followed that performance with an important merger announcement with Alpha to create a premier, U.S.-based metallurgical coal supplier with both organic growth potential and immediate global reach. We are excited about the opportunities that lie ahead for Contura.”

Financial Performance

•	Coal revenues in the first quarter were $402.7 million, with Central Appalachia (CAPP) metallurgical coal revenues accounting for $134.6 million and Trading and Logistics (T&L) accounting for $206.7 million. On the thermal side, Northern Appalachia (NAPP) coal revenues totaled $61.5 million. Comparatively, in the first quarter 2017, CAPP revenues were $148.7 million and T&L revenues were $166.7 million with NAPP accounting for $97.7 million of the $413.0 million in total coal revenues. The above coal revenues exclude the freight and handling portion of coal revenues.

Freight and handling revenues and other revenues were $75.7 million and $4.0 million, respectively, in the first quarter 2018 compared with $60.2 million and $1.9 million, respectively, in the prior year period.

CAPP coal shipments for the first quarter 2018 were 1.0 million tons at an average per-ton realization of $141.06, compared to 1.1 million tons at $140.58 per ton in the prior year first quarter. Contura shipped 1.4 million tons of NAPP coal during the quarter at an average per-ton realization of $43.46, down from 2.2 million tons at $44.39 per ton in the first quarter 2017. NAPP volumes were impacted by a longwall move in February and inclement weather during the first quarter 2018. In the Trading and Logistics segment, the volume increased from 1.1 million tons in the prior year period to 1.4 million tons in the first quarter 2018, while the average Trading and Logistics realization decreased from $158.57 per ton to $142.63 per ton during the same period.

•	Total costs and expenses during the first quarter were $414.5 million and cost of coal sales was $297.5 million, compared with $383.5 million and $284.4 million, respectively, in the same period a year ago. The cost of coal sales in CAPP for the quarter averaged $82.04 per ton, up from $74.75 in the prior year period. The CAPP cost includes $2.32 per ton in idle costs. Increased costs in the first quarter 2018 compared to the prior year period were associated with CAPP having a significant amount of higher-cost purchased coal activity in the quarter, increasing costs by approximately $4.00 per ton. The remaining variance was mainly driven by company-wide wage adjustments enacted in the second quarter 2017 due to labor pressures related to the robust metallurgical coal market. In addition, a qualified non-elective 401(k) contribution was made to employees in the first quarter of 2018. NAPP costs at $38.72 per ton were impacted by a longwall move and inclement weather during the quarter. NAPP costs included idle costs of $0.94 per ton. In the year ago period, NAPP cost of coal sales averaged $29.54 per ton. In the Trading and Logistics segment, the cost of coal sales during the first quarter was $113.54 per ton, improved from $133.99 per ton in the first quarter 2017.

•	Selling, general and administrative (SG&A) expenses for the first quarter were $19.2 million, which includes approximately $4.5 million in non-cash stock compensation and $2.4 million related to incentive bonus plans. In addition, the first quarter SG&A includes $2.7 million in management restructuring costs and the qualified non-elective 401(k) contribution of $0.5 million. In the year ago period, SG&A was $13.8 million. Depreciation, depletion and amortization was $11.6 million during the first quarter and amortization of acquired intangibles was $10.2 million, compared with $8.8 million and $19.7 million respectively, in the same period last year, excluding discontinued operations.

•	Contura reported net income from continuing operations of $58.3 million, or $5.66 per diluted share, for the first quarter 2018. In the first quarter 2017 the company had net income from continuing operations of $31.0 million or $2.89 per share.

•	Total adjusted EBITDA was $99.0 million for the first quarter, compared with $119.4 million in the prior year quarter, adjusted to remove impact of discontinued operations.

Liquidity and Capital Resources

Cash used in operating activities, including discontinued operations, for the first quarter 2018 was $30.3 million and capital expenditures for the first quarter were $19.4 million. Working capital, including a $100.1 million increase in accounts receivable and a $27.1 million increase in inventories, offset by $10.2 million provided by accounts payable, was the driving factor for the use of cash during the quarter. A 24% increase in the Trading and Logistics revenues in the first quarter 2018 compared with the same period last year and transportation delays were the main contributing factors for the inventory and accounts receivable build. We anticipate the majority of working capital build to reverse in the second quarter as Trading and Logistics activity normalizes and transportation returns to normal status. In the prior year period, the cash provided by operating activities was $142.2 million and capital expenditures were $11.8 million. Capital expenditures of $1.0 million from discontinued operations is excluded from the prior year total.

At the end of March, Contura had $72.1 million in unrestricted cash. Total long-term debt, including the current portion of long-term debt as of March 31, 2018, was approximately $372.0 million. At the end of the quarter, the company had total liquidity of $185.8 million, including cash and cash equivalents of $72.1 million and $113.7 million of unused commitments available under the Asset-Based Revolving Credit Facility.

All-Stock Transaction with Alpha

On April 30, 2018, the company jointly announced a definitive merger agreement with ANR, Inc. and Alpha Natural Resources Holdings, Inc. (together, “Alpha”), which is expected to create the largest metallurgical coal supplier in the U.S. Under the terms of the agreement providing for the all-stock transaction, Alpha shareholders will receive 0.4071 Contura common shares for each ANR, Inc. Class C-1 share or Alpha Natural Resources Holdings, Inc. common share they own, representing 46.5% ownership in the merged entity.

Concurrent with the transaction, Contura is expected to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) and list its shares on the New York Stock Exchange.

The combined entity, which will continue operating under the Contura name, will be led by Contura’s existing management team and the board of directors is expected to be composed of the five current Contura board members and four current Alpha board members. The transaction is expected to generate synergies in the range of $30 million to $50 million annually and to close in the third quarter of 2018.

2018 Full-Year Guidance

None of the guidance ranges described herein include any potential effects of the transaction with Alpha, which is expected to close some time in the third quarter of this year.

The company is increasing its shipment guidance for 2018 and now expects total coal shipments to be in the range of 15.8 million to 17.2 million tons, up from the previously announced 15.0 million to 16.8 million tons. CAPP metallurgical coal guidance remains at 3.7 million to 4.1 million tons, while guidance for the Trading and Logistics segment is increased from a range of 4.2 million to 5.0 million tons up to a range of 5.0 million to 5.6 million tons. NAPP shipments, sold primarily into thermal markets, are now anticipated to be between 7.1 million and 7.5 million tons in 2018, compared with the previously announced 7.1 million to 7.7 million tons.

As of May 8, 2018, 49% of the midpoint of anticipated 2018 CAPP coal shipments were committed and priced at an average expected per-ton realization of $128.20, with an additional 32% committed and either unpriced or priced based on various indices. Based on the midpoint of guidance, 83% of anticipated 2018 NAPP coal shipments were committed and priced at an average expected per-ton realization of $41.84. NAPP committed and priced tons are adjusted to reflect the expected outcome of a May 18, 2018 filing in the U.S. Bankruptcy Court in the Northern District of Ohio by FirstEnergy Solutions Corp. (FES) and certain subsidiaries to reject a coal supply contract between Contura Coal Sales, LLC and FES’ subsidiary, FirstEnergy Generation, LLC.

Contura is increasing its 2018 CAPP cost of coal sales per ton from a range of $68.00 to $73.00 to a range of $70.00 to $75.00 to reflect the expected strength in the met coal markets through the balance of the year, which will result in increased sales-related costs such as third-party royalties and severance taxes. In addition, the company expects to engage in increased purchased coal activity for the remainder of 2018. NAPP cost estimates are projected to be between $29.00 to $33.00 per ton. Additionally, costs related to the company’s idle operations are expected to be between $10 million and $12 million for full-year 2018.

The margin from Contura’s Trading and Logistics platform is expected to average $9 to $15 per ton for the full-year 2018.

Contura’s capital expenditures for 2018 are expected to be in the range of $64 million to $74 million, while SG&A guidance is estimated at $32 million to $36 million, excluding one-time and non-recurring items, annual incentive bonus and stock compensation. Depreciation, depletion and amortization for 2018 is expected to be between $40 million and $50 million. The company expects 2018 cash interest expense to be between $25 million and $27 million.

in millions of tons	Low	High
CAPP	3.7	4.1
NAPP	7.1	7.5
Total Production	10.8	11.6

Contura Trading & Logistics	5.0	5.6

Total Shipments	15.8	17.2

Committed/Priced[1,2,3]	Committed	Average Price
CAPP[4]	49%	$128.20
NAPP	83%	$41.84

Committed/Unpriced[1,3]	Committed
CAPP[4]	32%

Costs per ton	Low	High
CAPP	$70.00	$75.00
NAPP	$29.00	$33.00

Margin per ton	Low	High
Contura Trading & Logistics	$9	$15

In millions (except taxes)	Low	High
SG&A5	$32	$36
Idle Operations Expense	$10	$12
Cash Interest Expense	$25	$27
DD&A	$40	$50
Capital Expenditures	$64	$74
Tax Rate	0%	5%

Notes:

1.	Based on committed and priced coal shipments as of May 8, 2018, with NAPP Committed/Priced tons adjusted to reflect the expected outcome of a May 18, 2018 filing in the U.S. Bankruptcy Court in the Northern District of Ohio by FirstEnergy Solutions Corp. (FES) and certain subsidiaries to reject a coal supply contract between Contura Coal Sales, LLC and FES’ subsidiary, FirstEnergy Generation, LLC. Committed percentage based on the midpoint of shipment guidance range.

2.	Actual average per-ton realizations on committed and priced tons recognized in future periods may vary based on actual freight expense in future periods relative to assumed freight expense embedded in projected average per-ton realizations.

3.	Includes estimates of future coal shipments based upon contract terms and anticipated delivery schedules. Actual coal shipments may vary from these estimates.

4.	CAPP committed tons and price information represent captive Contura production and does not include Trading and Logistics.

5.	Excludes expenses related to non-cash stock compensation, accrual of incentive bonus and non-recurring business development expenses.

ABOUT CONTURA ENERGY

Contura Energy is a private, Tennessee-based coal supplier with affiliate mining operations across major coal basins in Pennsylvania, Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, Contura Energy reliably supplies both metallurgical coal to produce steel and thermal coal to generate power. For more information, visit www.conturaenergy.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

For additional financial information about Contura, please visit www.conturaenergy.com/financials.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements. These forward-looking statements are based on Contura's expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s control. Forward-looking statements in this news release or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura to predict these events or how they may affect Contura. Except as required by law, Contura has no duty to, and does not intend to, update or revise the forward-looking statements in this news release or elsewhere after the date this release is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this news release may not occur.

INVESTOR CONTACT
investorrelations@conturaenergy.com

Alex Rotonen, CFA
423.573.0396

MEDIA CONTACTS
corporatecommunications@conturaenergy.com

Rick Axthelm
423.573.0304

Emily O’Quinn
423.573.0369

FINANCIAL TABLES FOLLOW

Use of Non-GAAP Measures

In addition to the results prepared in accordance with generally accepted accounting principles in the United States (GAAP) provided throughout this press release, Contura has presented the following non-GAAP financial measure: Adjusted EBITDA. The company uses Adjusted EBITDA to measure the operating performance of its segments and allocate resources to the segments. This non-GAAP financial measure excludes various items detailed in the attached reconciliation tables.

The definition of this non-GAAP measure may be changed periodically by management to adjust for significant items important to an understanding of operating trends. This measure is not intended to replace financial performance measures determined in accordance with GAAP. Rather, it is presented as a supplemental measure of the company’s performance that management finds useful in assessing the company’s financial performance and believes is useful to securities analysts, investors and others in assessing the company’s performance over time. Moreover, this measure is not calculated identically by all companies and therefore may not be comparable to similarly titled measures used by other companies.

CONTURA ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2018	2017
Revenues:
Coal revenues	$478,365	$413,038
Freight and handling revenues	—	60,223
Other revenues	3,967	1,858
Total revenues	482,332	475,119
Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	297,538	284,405
Freight and handling costs	75,666	60,223
Depreciation, depletion and amortization	11,588	8,849
Amortization of acquired intangibles, net	10,206	19,658
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization shown separately above)	19,157	13,829
Merger related costs	460	—
Secondary offering costs	—	942
Total other operating (income) loss:
Mark-to-market adjustment for acquisition-related obligations	—	(4,357)
Gain on settlement of acquisition-related obligations	(292)	—
Other expenses	193	—
Total costs and expenses	414,516	383,549
Income from operations	67,816	91,570
Other income (expense):
Interest expense	(9,205)	(11,276)
Interest income	131	31
Loss on early extinguishment of debt	—	(38,701)
Miscellaneous income, net	(376)	(1,186)
Total other expense, net	(9,450)	(51,132)
Income from continuing operations before income taxes	58,366	40,438
Income tax expense	(66)	(9,482)
Net income from continuing operations	58,300	30,956
Discontinued operations:
(Loss) income from discontinued operations before income taxes	(1,359)	5,019
Income tax expense from discontinued operations	—	(865)
(Loss) income from discontinued operations	(1,359)	4,154
Net income	$56,941	$35,110

Basic income (loss) per common share:
Income from continuing operations	$6.11	$3.00
(Loss) income from discontinued operations	$(0.15)	$0.41
Net income	$5.96	$3.41

Diluted income (loss) per common share
Income from continuing operations	$5.66	$2.89
(Loss) income from discontinued operations	$(0.13)	$0.38
Net income	$5.53	$3.27

Weighted average shares - basic	9,548,613	10,309,428
Weighted average shares - diluted	10,292,607	10,728,281

CONTURA ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Amounts in thousands, except share and per share data)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$72,076	$141,924
Trade accounts receivable, net of allowance for doubtful accounts of $0 as of March 31, 2018 and December 31, 2017	227,460	127,326
Inventories, net	96,612	69,561
Assets held for sale	171	171
Short-term restricted cash	11,618	11,615
Short-term deposits	22,353	12,366
Prepaid expenses and other current assets	52,102	59,693
Current assets - discontinued operations	32,175	40,498
Total current assets	514,567	463,154
Property, plant, and equipment, net	198,051	196,579
Other acquired intangibles, net of accumulated amortization of $21,918 and $28,662 as of March 31, 2018 and December 31, 2017	8,252	18,458
Long-term restricted cash	42,274	40,421
Long-term deposits	3,607	3,607
Deferred income taxes	78,744	78,744
Other non-current assets	30,985	28,005
Non-current assets - discontinued operations	7,632	7,632
Total assets	$884,112	$836,600
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$10,426	$10,730
Trade accounts payable	86,479	76,319
Acquisition-related obligations - current	13,788	15,080
Liabilities held for sale	28,041	27,161
Accrued expenses and other current liabilities	61,430	58,771
Current liabilities - discontinued operations	31,934	54,114
Total current liabilities	232,098	242,175
Long-term debt	361,526	361,973
Acquisition-related obligations - long-term	19,307	20,332
Asset retirement obligations	53,981	52,434
Other non-current liabilities	60,169	59,276
Non-current liabilities - discontinued operations	7,761	7,762
Total liabilities	734,842	743,952
Commitments and Contingencies
Stockholders’ Equity
Preferred stock - par value $0.01, 2.0 million shares authorized, none issued	—	—

Common stock - par value $0.01, 20.0 million shares authorized, 10.8 million issued and 9.9 million outstanding at March 31, 2018 and 10.7 million issued and 9.9 million outstanding at December 31, 2017	108	108
Additional paid-in capital	45,095	40,616
Accumulated other comprehensive loss	(1,911)	(1,948)
Treasury stock, at cost: 0.9 million shares at March 31, 2018 and 0.8 million shares at December 31, 2017	(54,927)	(50,092)
Retained earnings	160,905	103,964
Total stockholders’ equity	149,270	92,648
Total liabilities and stockholders’ equity	$884,112	$836,600

CONTURA ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2018	2017
Operating activities:
Net income	$56,941	$35,110
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation, depletion and amortization	11,588	16,931
Amortization of acquired intangibles, net	10,206	19,658
Accretion of acquisition-related obligations discount	1,475	2,413
Amortization of debt issuance costs and accretion of debt discount	744	722
Mark-to-market adjustment for acquisition-related obligations	—	(4,357)
Gain on settlement of acquisition-related obligations	(292)	—
Accretion of asset retirement obligations	2,460	5,525
Employee benefit plans, net	2,700	1,178
Loss on early extinguishment of debt	—	13,665
Stock-based compensation	4,811	1,431
Other, net	176	1,064
Changes in operating assets and liabilities	(121,144)	48,853
Net cash (used in) provided by operating activities	(30,335)	142,193
Investing activities:
Capital expenditures	(19,441)	(12,878)
Prepayment on sale of property	(10,000)	—
Purchase of additional ownership interest in equity affiliate	—	(13,293)
Other, net	(1,907)	(930)
Net cash used in investing activities	(31,348)	(27,101)
Financing activities:
Proceeds from borrowings on debt	—	396,000
Principal repayments of debt	(1,000)	(356,500)
Principal repayments of capital lease obligations	(56)	(223)
Debt issuance costs	—	(10,389)
Debt extinguishment costs	—	(25,036)
Common stock repurchases and related expenses	(4,835)	—
Principal repayments of notes payable	(418)	(305)
Net cash (used in) provided by financing activities	(6,309)	3,547
Net (decrease) increase in cash and cash equivalents and restricted cash	(67,992)	118,639
Cash and cash equivalents and restricted cash at beginning of period	193,960	171,289
Cash and cash equivalents and restricted cash at end of period	$125,968	$289,928

Supplemental cash flow information:
Cash paid for interest	$6,463	$20,627

Cash received for income tax refunds	$13,457	$—
Supplemental disclosure of non-cash investing and financing activities:
Capital leases and capital financing - equipment	$128	$147
Accrued capital expenditures	$3,076	$7,799

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows.

	Three Months Ended March 31,
	2018	2017
Cash and cash equivalents	$72,076	$240,607
Short-term restricted cash	11,618	—
Long-term restricted cash	42,274	49,321
Total cash and cash equivalents and restricted cash shown in the Condensed Consolidated Statements of Cash Flows	$125,968	$289,928

CONTURA ENERGY, INC. AND SUBSIDIARIES

ADJUSTED EBITDA RECONCILIATION

(Amounts in thousands)

Reconciliation of Non-GAAP measures:

	Three Months Ended March 31, 2018
	CAPP	NAPP	Trading and Logistics	All Other	Consolidated
Net income (loss) from continuing operations	$49,860	$3,115	$32,552	$(27,227)	$58,300
Interest expense	309	68	—	8,828	9,205
Interest income	(4)	(2)	—	(125)	(131)
Income tax expense	—	—	—	66	66
Depreciation, depletion and amortization	6,236	5,168	—	184	11,588
Merger related costs	—	—	—	460	460
Management restructuring costs (1)	—	—	—	2,659	2,659
Non-cash stock compensation expense (2)	—	—	—	4,479	4,479
Gain on settlement of acquisition-related obligations	—	—	—	(292)	(292)
Accretion expense	1,519	941	—	—	2,460
Amortization of acquired intangibles, net	—	—	10,206	—	10,206
Adjusted EBITDA (3)	$57,920	$9,290	$42,758	$(10,968)	$99,000

(1) Management restructuring costs are related to severance expense associated with senior management changes in the three months ended March 31, 2018.

(2) The Company’s Adjusted EBITDA calculation has been modified to add back non-cash stock compensation expense to align with industry peer group methodology.

(3) Pursuant to the PRB divestiture and classification as a discontinued operation, the Company is no longer presenting a PRB reporting segment. The former PRB reporting segment had Adjusted EBITDA of ($1,266) for the three months ended March 31, 2018.

Segment Information:

	Three Months Ended March 31, 2018
	CAPP	NAPP	Trading and Logistics	All Other	Consolidated
Total revenues	$134,836	$63,137	$283,019	$1,340	$482,332
Depreciation, depletion, and amortization	$6,236	$5,168	$—	$184	$11,588
Amortization of acquired intangibles, net	$—	$—	$10,206	$—	$10,206
Adjusted EBITDA	$57,920	$9,290	$42,758	$(10,968)	$99,000
Capital expenditures	$7,672	$11,769	$—	$—	$19,441

CONTURA ENERGY, INC. AND SUBSIDIARIES

ADJUSTED EBITDA RECONCILIATION

(Amounts in thousands)

Reconciliation of Non-GAAP measures:

	Three Months Ended March 31, 2017
	CAPP	NAPP	Trading and Logistics	All Other	Consolidated
Net income (loss) from continuing operations	$64,367	$30,284	$5,669	$(69,364)	$30,956
Interest expense	60	51	—	11,165	11,276
Interest income	(3)	—	—	(28)	(31)
Income tax expense	—	—	—	9,482	9,482
Depreciation, depletion and amortization	5,505	3,156	—	188	8,849
Non-cash stock compensation expense (1)	—	—	43	1,388	1,431
Mark-to-market adjustment - acquisition-related obligations	—	—	—	(4,357)	(4,357)
Secondary offering costs	—	—	—	942	942
Loss on early extinguishment of debt	—	—	—	38,701	38,701
Accretion expense	1,462	1,041	—	—	2,503
Amortization of acquired intangibles, net	—	—	19,658	—	19,658
Adjusted EBITDA (2)	$71,391	$34,532	$25,370	$(11,883)	$119,410

 (1) The Company’s Adjusted EBITDA calculation has been modified to add back non-cash stock compensation expense to align with industry peer group methodology.

(2) Pursuant to the PRB divestiture and classification as a discontinued operation, the Company is no longer presenting a PRB reporting segment. The former PRB reporting segment had Adjusted EBITDA of $16,315 for the three months ended March 31, 2017.

Segment Information:

	Three Months Ended March 31, 2017
	CAPP	NAPP	Trading and Logistics	All Other	Consolidated
Total revenues	$149,079	$98,312	$227,565	$163	$475,119
Depreciation, depletion, and amortization	$5,505	$3,156	$—	$188	$8,849
Amortization of acquired intangibles, net	$—	$—	$19,658	$—	$19,658
Adjusted EBITDA	$71,391	$34,532	$25,370	$(11,883)	$119,410
Capital expenditures	$2,049	$9,599	$—	$200	$11,848

CONTURA ENERGY, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

(Amounts in thousands, except per ton data)

	Three Months Ended March 31,		Increase (Decrease)
(In thousands, except for per ton data)	2018	2017	$ or Tons	%
Revenues:
Coal revenues:
Steam	$56,049	$91,796	$(35,747)	(38.9)%
Met	346,650	321,242	25,408	7.9%
Freight and handling fulfillment revenues	75,666	60,223	15,443	25.6%
Other revenues	3,967	1,858	2,109	113.5%
Total revenues	$482,332	$475,119	$7,213	1.5%

Tons sold:
Steam	1,336	2,159	(823)	(38.1)%
Met	2,481	2,150	331	15.4%
Total	3,817	4,309	(492)	(11.4)%

Coal sales realization per ton:
Steam	$41.95	$42.52	$(0.57)	(1.3)%
Met	$139.72	$149.41	$(9.69)	(6.5)%
Average	$105.50	$95.85	$9.65	10.1%

	Three Months Ended March 31,		Increase (Decrease)
(In thousands, except for per ton data)	2018	2017	$ or Tons	%
Coal revenues (1):
CAPP Operations	$134,569	$148,731	$(14,162)	(9.5)%
NAPP Operations	61,458	97,654	(36,196)	(37.1)%
Trading and Logistics Operations	206,672	166,653	40,019	24.0%
Total coal revenues	$402,699	$413,038	$(10,339)	(2.5)%

Tons sold:
CAPP Operations	954	1,058	(104)	(9.8)%
NAPP Operations	1,414	2,200	(786)	(35.7)%
Trading and Logistics Operations	1,449	1,051	398	37.9%

Coal sales realization per ton (1):
CAPP Operations	$141.06	$140.58	$0.48	0.3%
NAPP Operations	$43.46	$44.39	$(0.93)	(2.1)%
Trading and Logistics Operations	$142.63	$158.57	$(15.94)	(10.1)%
Average	$105.50	$95.85	$9.65	10.1%

(1) Does not include $75.7 million of freight and handling fulfillment revenues for the three months ended March 31, 2018.

	Three Months Ended March 31,		Increase (Decrease)
(In thousands, except for per ton data)	2018	2017	$ or Tons	%
Cost of coal sales (exclusive of items shown separately below)	$297,538	$284,405	$13,133	4.6%
Freight and handling costs	75,666	60,223	15,443	25.6%
Depreciation, depletion and amortization	11,588	8,849	2,739	31.0%
Amortization of acquired intangibles, net	10,206	19,658	(9,452)	(48.1)%
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization shown separately above)	19,157	13,829	5,328	38.5%
Merger related costs	460	—	460	100.0%
Secondary offering costs	—	942	(942)	(100.0)%
Total other operating (income) loss:
Mark-to-market adjustment for acquisition-related obligations	—	(4,357)	4,357	100.0%
Gain (loss) on settlement of acquisition-related obligations	(292)	—	(292)	(100.0)%
Other expenses	193	—	193	100.0%
Total costs and expenses	414,516	383,549	30,967	8.1%
Other (expense) income:
Interest expense	(9,205)	(11,276)	(2,071)	(18.4)%
Interest income	131	31	100	322.6%
Loss on early extinguishment of debt	—	(38,701)	38,701	100.0%
Miscellaneous income, net	(376)	(1,186)	(810)	(68.3)%
Total other expense, net	(9,450)	(51,132)	(41,682)	(81.5)%
Income tax expense	(66)	(9,482)	(9,416)	(99.3)%
Net income from continuing operations	$58,300	$30,956	$27,344	88.3%

Cost of coal sales:
CAPP Operations	$78,267	$79,087	$(820)	(1.0)%
NAPP Operations	$54,747	$64,979	$(10,232)	(15.7)%
Trading and Logistics Operations	$164,524	$140,827	$23,697	16.8%

Tons sold:
CAPP Operations	954	1,058	(104)	(9.8)%
NAPP Operations	1,414	2,200	(786)	(35.7)%
Trading and Logistics Operations	1,449	1,051	398	37.9%

Cost of coal sales per ton:
CAPP Operations	$82.04	$74.75	$7.29	9.8%
NAPP Operations	$38.72	$29.54	$9.18	31.1%
Trading and Logistics Operations	$113.54	$133.99	$(20.45)	(15.3)%

Coal margin per ton (1):
CAPP Operations	$59.02	$65.83	$(6.81)	(10.3)%
NAPP Operations	$4.74	$14.85	$(10.11)	(68.1)%
Trading and Logistics Operations	$29.09	$24.58	$4.51	18.3%

(1) Coal margin per ton for our reportable segments is calculated as coal sales realization per ton for our reportable segments less cost of coal sales per ton for our reportable segments. Coal margin per ton is not shown for our All Other category since it has no coal sales or coal production related to our continuing operations.

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